                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 7)

                    Under the Securities Exchange Act of 1934

                               Wegener Corporation
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    948595104
                                 (CUSIP Number)

                          Frederick W. Dreher, Esquire
                            John W. Kauffman, Esquire
                     Duane Morris LLP, 30 South 17th Street
                 Philadelphia, PA 19103; telephone: 215-979-1227
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 29, 2006
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

-------------------
CUSIP No. 948595104
-------------------

--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Henry Partners, L.P.
     I.R.S. I.D. No. 23-2888396
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)

     (a) [X]
     (b) [ ]
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)

     N/A
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER

                    720,000 shares
               -----------------------------------------------------------------
  NUMBER OF     8   SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH        9   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           720,000 shares
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     720,000 shares
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

-------------------
CUSIP No. 948595104
-------------------

--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Matthew Partners, L.P.
     I.R.S. I.D. No. 23-3063303
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)

     (a) [X]
     (b) [ ]
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)

     N/A
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER

                    280,000 shares
               -----------------------------------------------------------------
  NUMBER OF     8   SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH        9   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           280,000 shares
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     280,000 shares
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

-------------------
CUSIP No. 948595104
-------------------

--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Henry Investment Trust, L.P.
     I.R.S. I.D. No. 23-2887157
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)

     (a) [X]
     (b) [ ]
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)

     N/A
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Pennsylvania
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER

                    1,000,000 shares*
               -----------------------------------------------------------------
  NUMBER OF     8   SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH        9   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,000,000 shares*
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,000,000 shares
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.9%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

* NOTE: Henry Investment Trust, L.P. is the sole general partner of each of Henry Partners, L.P. and Matthew Partners, L.P.

-------------------
CUSIP No. 948595104
-------------------

--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     David W. Wright
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)

     (a) [X]
     (b) [ ]
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------

 5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

     N/A
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER

                    1,000,000 shares*
               -----------------------------------------------------------------
  NUMBER OF     8   SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH        9   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,000,000 shares*
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,000,000 shares
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.9%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

* NOTE: David W. Wright is the President of Canine Partners, LLC, which is the sole general partner of Henry Investment Trust, L.P. Henry Investment Trust, L.P. is the sole general partner of each of Henry Partners, L.P. and Matthew Partners, L.P.

     The following constitutes Amendment No. 7 to the Schedule 13D filed by Henry Partners, L.P., Matthew Partners, L.P., Henry Investment Trust, L.P. and David W. Wright with the Securities and Exchange Commission on August 26, 2005, as amended by Amendment No. 1 filed on September 29, 2005, Amendment No. 2 filed on October 21, 2005, Amendment No. 3 filed on December 29, 2005, Amendment No. 4 filed on February 8, 2006, Amendment No. 5 filed on February 21, 2006 and Amendment No. 6 filed on March 27, 2006.

Item 1. Security and Issuer.

     This statement relates to shares of the common stock, $.01 par value per share (the "Shares"), of Wegener Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 11350 Technology Circle, Duluth, Georgia 30097.

Item 4. Purpose of the Transaction.

     No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D/A, except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

     On September 29, 2006, the Issuer entered into an agreement (the "Agreement") with the Reporting Persons. David W. Wright, a party to the Agreement and an affiliate of the other Reporting Persons, is a member of the Board of Directors of the Issuer (the "Board"). A description of the material terms of the Agreement is set forth below.

Standstill Agreement

     Pursuant to the terms of the Agreement, the Reporting Persons have agreed, until the date which is the tenth business day prior to the last day on which a stockholder can submit director nominations to the Issuer for consideration at the 2008 Annual Meeting of Stockholders (the "Restricted Period"), not to, among other things:

     (a) acquire (or offer or agree to acquire) any material amount of assets of the Issuer or any subsidiary or division thereof or of any such successor or controlling person;

     (b) encourage any third party to acquire (or offer or agree to acquire) an aggregate of 20% or more (including any such securities held prior to the contact by such Reporting Person or Affiliate of a Reporting Person) of any voting securities of the Issuer or any subsidiary thereof;

     (c) participate (or encourage any third party to participate) in, any "solicitation" of "proxies" to vote (as such terms are used in the rules of the Securities and Exchange Commission), or seek to advise or influence any person or entity with respect to the voting of any voting securities of the Issuer with respect to (i) a transaction described in (a) or (b) above, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation involving the Issuer or any subsidiary or division thereof, (iii) any material change in the present Board or management of the Issuer or any subsidiary or division thereof, including, but not limited to, any plans or proposals to change the number or the term of directors, to remove any director or to fill any existing vacancies on the Board, except as provided in the Agreement; or (iv) the opposition of any person nominated by the Issuer's corporate governance and nominating committee (the "Nominating Committee"); provided, however, that the prohibition in this subparagraph (c) will not apply to any transaction, or change in the present Board of directors or management, which has been approved by the Board;

     (d) submit any stockholder proposal pursuant to Rule 14a-8 of Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for consideration at the 2007 Annual Meeting of Stockholders;

     (e) make any public announcement with respect to any matter described in subparagraphs (a) through (c) above;

     (f) form, join or in any way participate in a "group" as defined in Section 13(d)(3) of the Exchange Act, in connection with any of the foregoing; or

     (g) take any action that could reasonably be expected to require the Issuer to make a public announcement regarding the possibility of any of the events described in clauses (a) through (c) above.

     The Reporting Persons further agreed that, during the Restricted Period, none of the Reporting Persons nor any affiliate of any Reporting Person will nominate or submit for nomination any person for election to the Board.

Reimbursement of Certain Proxy Solicitation Expenses

     The Issuer agreed to reimburse Henry Partners, L.P., Matthew Partners, L.P. and Henry Investment Trust, L.P. for certain documented proxy solicitation costs and fees incurred by such Reporting Persons relating to the successful proxy contest conducted by Henry Partners, L.P. in connection with the 2006 Annual Meeting of Stockholders of the Issuer.

Nomination of New Independent Director to the Board and Certain Board and Committee Matters

     Pursuant to the Agreement, the Nominating Committee will commence a search to identify an individual for nomination for election as a Class III director of the Issuer at the 2007 Annual Meeting of Stockholders, which individual must qualify as an "independent director" as defined under and in compliance with the rules and regulations of the Nasdaq Stock Market ("Nasdaq"). The Nominating Committee will use its best efforts to identify one or more suitable director nominees to recommend to the Board by November 15, 2006, and will solicit input from the Issuer's major stockholders (other than the Reporting Persons) in connection with its identification of suitable director nominees. Such nominee must be an individual who has no prior relationship with the Issuer, other than as a stockholder, or any subsidiary of the Issuer, or any director or officer of the Issuer or of any subsidiary of the Issuer, unless such individual is a candidate acceptable to all incumbent directors then serving on the Board.

     The Issuer agreed to hold six regular Board meetings per fiscal year, and to continue to hold its annual meeting of stockholders in 2007 and 2008 during the month of January, consistent with its past practice.

     In addition, all committees of the Board must be comprised of independent directors only, as defined under and pursuant to the rules and regulations of Nasdaq. The Board will elect its committees annually, and each committee must be comprised of not more than four members. Concurrent with the 2007 Annual Meeting of Stockholders, each committee must be comprised of an equal number of independent directors who were serving on the Board prior to the 2006 Annual Meeting and independent directors who were elected by the stockholders at or following the 2006 Annual Meeting. At least one Board committee (nominating, audit or compensation) must be chaired by an independent director who was elected at or following the 2006 Annual Meeting.

     The Board will designate an executive committee, or other committee with similar responsibilities, only with the consent of all incumbent directors then serving on the Board.

Certain Amendments to the Issuer Bylaws and the Issuer's Stockholder Rights Plan

     In connection with the Agreement, the Board also approved certain amendments to the Issuer's Bylaws and an amendment to the Issuer's Stockholder Rights Agreement. Article III, Section 3.2 of the Issuer's Bylaws was amended to provide that during the term of the Agreement, the number of members of the Board is fixed at nine. Article XII of the Issuer's Bylaws was amended to provide that during the term of the Agreement, neither the amendment to Article XII nor the amendment to Article III referred to above may be repealed or amended by the Board other than by a majority vote of all of the members of the Board that includes, for so long as Mr. Wright is serving on the Board, the affirmative vote of Mr. Wright. Effective September 29, 2006, the Issuer amended its Stockholder Rights Agreement, dated as of May 1, 2003, between the Issuer and Securities Transfer Corporation (the "Rights Agreement"), providing that the rights issued thereunder will be triggered if, without prior Board approval, a person or group becomes the beneficial owner of 20% of the Issuer's outstanding shares. The previous trigger level of the Rights Agreement was 15%.

Certain Agreements Relating to Issuer Voting Securities

     Provided that the Issuer is not in material default under the Agreement, and provided that a new independent director nominee has in fact been nominated for election, the

Reporting Persons have agreed that, at the 2007 Annual Meeting of Stockholders, each Reporting Person will vote, or cause to be voted, all Issuer voting securities beneficially owned by such Reporting Person as of the record date for the 2007 Annual Meeting in favor of the election of all Issuer Nominees to the Board.

     The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement which is incorporated herein by reference to Exhibit 10.1 to the Issuer's Form 8-K report filed on October 3, 2006.

     The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. Depending on various factors including, without limitation, the Issuer's financial position, quarterly operating results and investment strategy, the price level of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing or otherwise acquiring additional Shares or selling or otherwise disposing of Shares or changing their intention with respect to any and all matters referred to in this Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The description of the Agreement under Item 4 above is incorporated by reference into this Item 6.

Item 7. Material to Be Filed as Exhibits.

     The Agreement is incorporated by reference to Exhibit 10.1 of the Issuer's Form 8-K report filed on October 3, 2006.

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigneds' knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                        HENRY PARTNERS, L.P., by its General
                                        Partner, HENRY INVESTMENT TRUST, L.P.,
                                        by its General Partner, CANINE PARTNERS,
                                        LLC


Date: October 4, 2006                   By: /s/ David W. Wright
                                            ------------------------------------
                                            David W. Wright,
                                            President


                                        MATTHEW PARTNERS, L.P., by its General
                                        Partner, HENRY INVESTMENT TRUST, L.P.,
                                        by its General Partner, CANINE PARTNERS,
                                        LLC


Date: October 4, 2006                   By: /s/ David W. Wright
                                            ------------------------------------
                                            David W. Wright,
                                            President


                                        HENRY INVESTMENT TRUST, L.P., by its
                                        General Partner, CANINE PARTNERS, LLC


Date: October 4, 2006                   By: /s/ David W. Wright
                                            ------------------------------------
                                            David W. Wright,
                                            President


Date: October 4, 2006                   /s/ David W. Wright
                                        ----------------------------------------
                                        David W. Wright